ISSUED ON BEHALF OF RELX PLC

Results of Annual General Meeting 2016

The Annual General Meeting of RELX PLC was held on Thursday 21 April 2016.

The table below shows the results of the poll on all 19 resolutions. Each shareholder present in person, or by proxy, was entitled to one vote per share held.

	Resolution	For	% votes cast For	Against	%	Total votes cast	% of issued capital	Withheld
					votes cast Against	(excluding votes	voted (excluding
						withheld)	Treasury shares)
1.	Receive the 2015 Annual Report	890,248,286	98.54	13,173,253	1.46	903,421,539	81.92%	92,937

2.	Approve Remuneration Report	741,001,137	85.66	124,094,898	14.34	865,096,035	78.45%	38,282,891

3.	Declaration of 2015 final dividend	903,411,348	100.00	15,336	0.00	903,426,684	81.92%	87,282

4.	Appointment of auditors	902,937,073	99.97	242,945	0.03	903,180,018	81.90%	333,441

5.	Auditors’ remuneration	902,964,620	99.95	447,305	0.05	903,411,925	81.92%	102,002

6.	Elect Marike van Lier Lels as a Director	902,784,747	99.93	615,608	0.07	903,400,355	81.92%	114,220

7.	Elect Carol Mills as a Director	902,817,998	99.94	572,913	0.06	903,390,911	81.92%	123,665

8.	Elect Robert MacLeod as a Director	896,333,920	99.22	7,056,578	0.78	903,390,498	81.92%	124,077

9.	Re-elect Erik Engstrom as a Director	902,965,721	99.96	377,134	0.04	903,342,855	81.91%	171,072

10.	Re-elect Anthony Habgood as a Director	898,442,851	99.45	4,954,419	0.55	903,397,270	81.92%	110,398

11.	Re-elect Wolfhart Hauser as a Director	895,945,907	99.17	7,454,504	0.83	903,400,411	81.92%	109,405

12.	Re-elect Adrian Hennah as a Director	888,267,268	99.49	4,512,167	0.51	892,779,435	80.96%	10,734,492

13.	Re-elect Nick Luff as a Director	901,064,267	99.74	2,339,141	0.26	903,403,408	81.92%	110,518

14.	Re-elect Linda Sanford as a Director	902,825,302	99.94	577,291	0.06	903,402,593	81.92%	111,333

15.	Re-elect Ben van der Veer as a Director	899,586,088	99.58	3,816,093	0.42	903,402,181	81.92%	111,596

16.	Authority to allot shares	878,624,461	97.39	23,516,566	2.61	902,141,027	81.80%	1,368,899

17.	Disapplication of pre-emption rights	829,731,765	95.48	39,287,827	4.52	869,019,592	78.80%	34,494,983

18.	Authority to purchase own shares	890,292,372	98.58	12,816,211	1.42	903,108,583	81.89%	405,343

19.	Notice period for general meetings	813,854,946	90.57	84,701,883	9.43	898,556,829	81.48%	4,956,280

NOTES:

1.	The ‘For’ vote includes those giving the Chairman discretion.

2.	Votes ‘Withheld’ are not counted in the calculation of the proportion of votes ‘For’ or ‘Against’ a resolution.

3.	Resolutions 17 to 19 are Special Resolutions.

4.	At the close of business on Tuesday 19 April 2016 the total number of ordinary shares in issue, excluding Treasury shares, was 1,102,815,269

5.	The full text of the resolutions can be found in the Notice of Annual of General Meeting, which is available for inspection at the National Storage Mechanism http://www.hemscott.com/nsm.do and on the Company’s website at www.relx.com.

6. As per Listing Rule 9.6.2 a copy of the resolutions passed, other than resolutions concerning ordinary business, will shortly be submitted to the National Storage Mechanism for inspection at http://www.hemscott.com/nsm.do.